EXHIBIT 12

CB RICHARD ELLIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months Ended September 30, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
Income (loss) from continuing operations before provision for income taxes	$279,507	$272,057	$(645)	$(1,025,679)	$592,389	$523,017
Less: Equity income (loss) from unconsolidated subsidiaries	38,961	26,561	(34,095)	(80,130)	64,939	33,300
Income (loss) from continuing operations attributable to non-controlling interests	3,076	(49,777)	(60,979)	(54,198)	11,875	6,120
Add: Distributed earnings of unconsolidated subsidiaries	15,441	33,874	13,509	23,867	117,196	29,384
Fixed charges	154,266	272,301	278,379	236,533	220,213	120,963

Total earnings (loss) before fixed charges	$407,177	$601,448	$386,317	$(630,951)	$852,984	$633,944

Fixed charges:
Portion of rent expense representative of the interest factor(1)	$47,252	$63,002	$59,978	$69,377	$57,222	$42,109
Interest expense	107,014	191,151	189,146	167,156	162,991	45,007
Write-off of financing costs	—	18,148	29,255	—	—	33,847

Total fixed charges	$154,266	$272,301	$278,379	$236,533	$220,213	$120,963

Ratio of earnings to fixed charges	2.64	2.21	1.39	N/A (2)	3.87	5.24

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2008. Additional earnings of $867.5 million would be needed to have a one-to-one ratio of earnings to fixed charges.